 EXHIBIT 99.1

TD Bank Group Announces Closing of Sale of Schwab Stock

TORONTO, February 12, 2025/CNW/ - TD Bank Group (“TD” or the “Bank”) (TSX: TD) (NYSE: TD) today announced the closing of the sale of its entire equity investment in The Charles Schwab Corporation (“Schwab”) (NYSE: SCHW), consisting of 184,678,738 shares of Schwab's common stock representing 10.1% economic ownership. The Bank sold 165,443,530 shares through a registered offering at a price of US$79.25 per share, and Schwab repurchased 19,235,208 shares from TD for a total purchase price of US$1.5 billion.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Schwab has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Schwab has filed with the SEC, including the prospectus supplement dated February 10, 2025, for more complete information about Schwab and this offering. You may get electronic copies of these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained from: TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, telephone: 1 (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com; or (ii) Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1 (866) 471-2526, facsimile: (212) 902-9316 or by email at Prospectus-ny@ny.email.gs.com.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.9 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had $2.06 trillion in assets on October 31, 2024. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

TD Investors:

Brooke Hales

Vice President, Investor Relations, TD Bank Group

416-307-8647

Brooke.hales@td.com

Media:

Elizabeth Goldenshtein

Senior Manager, Corporate Communications, TD Bank Group

416-994-4124

Elizabeth.goldenshtein@td.com